FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Intershop Announces Reduced Revenue Expectations for the Third Quarter of 2002

INTERSHOP Communications Aktiengesellschaft

(Name of Registrant)

INTERSHOP Communications Stock Corporation
(Translation of Registrant's Name into English)

Amsinckstrasse 57
D-20097 Hamburg
Federal Republic of Germany
(011) 49-40-23708-2
(Address and Telephone Number of Registrant's Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]	Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes [ ]	No [X]

If “Yes”is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Intershop Announces Reduced Revenue Expectations For the Third Quarter of 2002

Jena, Germany, October 1, 2002 –Intershop Communications AG (Nasdaq: ISHP; Neuer Markt: ISH), a leading provider of e-commerce software for enterprises, today announced reduced revenue expectations for the third quarter of 2002, ended September 30, 2002.

Intershop expects third quarter 2002 revenue will be approximately Euro 9 million. The Company had previously expected third quarter 2002 revenue to be flat with the second quarter 2002 revenue of Euro 12.1 million.

Stephan Schambach, Intershop Chief Executive Officer commented: “ Due to continued weakness in the global economy during the third quarter of the year, companies continued to postpone spending on information technology. Unfortunately, despite its unique solutions offering, Intershop is not immune to these industry trends. As a result, the closing of certain deals was not achieved as we had originally expected in the third quarter of 2002. We do, however, expect significant third quarter 2002 business to materialize in the fourth quarter of 2002.”

Full financial results for the third quarter of 2002 and for the first nine months of 2002 will be reported on October 30, 2002.

Investor Relations:

Klaus F. Gruendel

T: +49-3641-50-1307

F: +49-3641-50-1002

k. gruendel@intershop. com

Press:

Heiner Schaumann

T: +49-3641-50-1000

F: +49-3641-50-1002

h. schaumann@intershop. com

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About Intershop

Intershop Communications AG (Neuer Markt: ISH; Nasdaq: ISHP) is a leading provider of e-commerce solutions for enterprises who want to automate marketing, procurement, and sales using Internet technology. The Intershop Enfinity commerce platform, combined with proven, flexible industry and cross-industry solutions, enables companies to manage multiple business units from a single commerce platform, optimize their business relationships, improve business efficiencies and cut costs to increase profit margins. By streamlining business processes, companies get higher return on investment (ROI) at a lower total cost of ownership (TCO), increasing the lifetime value of customers and partners. Intershop has more than 2,000 customers worldwide in retail, high-tech and manufacturing, media, telecommunications and financial services. Customers including Bertelsmann, Motorola, Sonera, Ericsson, Otto and Bosch have selected Intershop's Enfinity as the foundation for their global e-commerce strategy. More information about Intershop can be found on the Web at http://www.intershop.com.

This news release may contain forward-looking statements regarding future events or the future financial and operational performance of Intershop. Actual events or performance may differ materially from those contained or implied in such forward-looking statements. Risks and uncertainties that could lead to such difference could include, among other things: Intershop's limited operating history, the unpredictability of future revenues and expenses and potential fluctuations in revenues and operating results, consumer trends, the level of competition, seasonality, risks related to electronic security, possible governmental regulation, and general economic conditions. Additional information regarding factors that potentially could affect Intershop's business, financial condition and operating results is included in Intershop's filings with the Securities and Exchange Commission, including the Company's Form 20-F dated May 9, 2002.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERSHOP Communications Aktiengesellschaft

Date: October 01, 2002	By: /s/ Stephan Schambach
Stephan Schambach
Chief Executive Officer
(Vorstandsvorsitzender)